Mail Stop 3561

January 29, 2009

Steven S. Fishman, Chief Executive Officer
Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228-5311

>   **Re: Big Lots, Inc.**
>   **Form 10-K for the Year Ended February 2, 2008**
>   **Filed April 1, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 15, 2008**
>   **Form 10-Q for the Period Ended November 1, 2008**
>   **Filed December 9, 2008**
>   **File No. 1-08897**

Dear Mr. Fishman:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 19

1. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or

increasing in any material way. See Item 303 of Regulation S-K and SEC
Release No. 33-8350. As examples only, please address the following:

- In your Operating Strategy subsection on page 21, you state that the long-term
goal of your "What's Important Now Strategy" is to use the information you
obtained in the first two phases of that strategy to improve the performance of
your business in the current Execution phase. Please discuss whether the
measures you implemented so far have improved your performance to date
and whether you believe they will do so in future periods.

- In your Merchandising subsection on page 21, you state that the treasure hunt
experience was important to your customers and that your customers expect
you to consistently have certain product categories in stock. Please describe
the treasure hunt experience to which you refer and disclose the product
categories that your customers expect you to stock. Also, please disclose
whether the treasure hunt experience or the in-stock product categories have
changed over time and whether you plan to change them going forward.

- In your Real Estate subsection on page 22, you state that your strategy
includes making additional investments in a select number of your existing
stores to improve operating efficiency. In this regard, you have made
investments to certain stores already and will do so to more stores in the
future. Please discuss the manner in which you have selected the stores for
these investments in the past and whether this selection process will remain
the same and going forward.

- We note the risk factor on page 21 of your quarterly report on Form 10-Q for
the period ended November 1, 2008 in which you discuss the "current
conditions in the financial markets combined with the current economic
conditions including falling home prices, job losses, foreclosures,
bankruptcies, and reduced access to credit," which "give rise to uncertainties
that may adversely affect [y]our capital resources, financial condition, results
of the operations, and liquidity." Please include a discussion of this trend in
the Management's Discussion and Analysis of Financial Condition and
Results of Operations section of your quarterly report and describe how you
believe it could materially impact your financial condition, operating
performance, revenues, or income, or result in your liquidity decreasing or
increasing in any material way in future periods.

2007 Compared to 2006, page 23

2. In this subsection, your 2006 Compared to 2005 subsection, and the equivalent
subsections in your quarterly report on Form 10-Q for the period ended November

1, 2008, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- In your Net Sales subsection on page 23, you state that your net sales decreased 1.8% from 2006 to 2007 due to sales made during the 53rd week in 2006 and a lower store count in 2007, which were partially offset by a comparable store sales increase of 2.0%. Please quantify the impact of each of these factors on your Net Sales. Also, you state that the Consumables, Furniture, and Seasonal categories were the best performing categories for comparable store sales, but that the gains in these categories were partially offset by decreases in the Home and Other categories. Again, please quantify the impact of each factor on your Net Sales. Further, please discuss the underlying factors responsible for the increase in your Consumables, Furniture, and Seasonal categories and for the decrease of your Home and Other categories. In this regard, please discuss the reason or reasons that Consumables performed consistently throughout the year, Furniture performed consistently in the first three quarters of 2007, and within the Seasonal category, lawn & garden, summer, and Christmas performed well but Halloween and harvest did not. Finally, please discuss the reasons that all the Home category departments except for domestics ended 2007 with negative comparable store sales and that drugstore and furniture deals partially offset the decrease in toy sales in the Other category.

- In the Selling and Administrative Expenses subsection on page 27, you disclose four items that contributed to the 180 basis point improvement in selling and administrative expense leverage from 2005 to 2006. Please quantify the effect each of these four items had on the improvement in your selling and administrative expense leverage.

- On page 16 of your quarterly report on Form 10-Q for the period ended November 1, 2008, you state that your net sales decreased 0.9% in the third quarter of 2008 compared to the third quarter of 2007 due to a comparable store sales decrease of 0.2% and fewer open stores. Please quantify the impact of each of these factors on your decrease in net sales during this period. Also, you state that the comparable store sales for the Home and

Seasonal categories as well as the toy department, which is included in the Other category, were negative for the quarter, but that the comparable store sales in the Consumables, Furniture, and Hardlines categories were positive. Again, please quantify the impact of each of these factors on your net sales. Also, please disclose the reason or reasons that the Home category has been challenged across most departments for over a year, the net sales of the Seasonal category's Halloween, Harvest, and Christmas departments were reduced, and the Consumables category's food, chemicals, and pet departments were strong.

Critical Accounting Policies and Estimates, page 32

3. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, please expand your merchandise inventory disclosures to more specifically discuss the significant estimates involved in your inventory accounting and supplement your discussion by providing quantitative analysis. Please consider disclosing further information about your cost complement percentage, markups and markup cancellations, markdowns and markdown cancellations, promotional price changes, and valuation adjustments. Please also disclose the reasons underlying any of these adjustments and material changes between periods and provide sensitivity analyses showing the impact on your statements of operations given a specified change in the parameters of your estimates. See SEC Release No. 33-8350.

Report of Independent Registered Public Accounting Firm, page 39

4. In future filings, please revise the reports of your independent registered public accounting firm and the consent of your independent registered public accounting firm filed as Exhibit 23 to include a conformed signature. See Rule 302 of Regulation S-T.

Notes to Consolidated Financial Statements, page 45

Note 1 – Summary of Significant Accounting Policies, page 45

Segment Reporting, page 45

5. You disclose that you manage your business based on one segment, broadline closeout retailing. Please tell us if you aggregate any operating segments into your single reportable segment. If so, please tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph 17 of SFAS 131. In future filings, please disclose if operating segments have been aggregated. See paragraph 26.(a.) of SFAS 131.

Store Supplies, page 46

6. You disclose that you capitalize a portion of the initial shipment of supplies when opening a new store and expense subsequent replenishments. Citing authoritative accounting guidance or predominant practice, please clarify why you believe these costs should be capitalized and why replenishments are expensed as incurred. Also, please clarify how these items differ from those included in pre-opening store expenses.

Revenue Recognition, page 51

7. We note that you recognize gift card breakage. Please tell us and disclose the method you use to record breakage and the estimated breakage period. For example, please clarify if you recognize estimated breakage after a stated period of time, on a straight-line basis over the breakage period, or proportionally over the period of performance, that is, as the remaining gift card values are redeemed. Please also provide evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and that the estimate is based on a large population of homogeneous transactions. In doing so, please tell us when you began selling gift cards and quantify the amount of breakage recognized for each period presented.

Note 5 – Leases, page 55

8. You disclose on page 36 that although your leases generally have renewal options that extend beyond the original minimum lease period, those lease option periods are ignored for the purpose of calculating straight-line rent or amortizing any deferred rent. Please clarify how you determined that the lease term should exclude all renewal periods. In this regard, paragraph 5(f.)(ii) of SFAS 13, as amended by SFAS 98, indicates that the lease term should include all periods for which failure to renew the lease imposes a penalty on the lessee in such amount

that a renewal appears, at inception of the lease, to be reasonably assured. We assume that many of your leasehold improvements have useful lives that exceed the initial noncancelable lease terms. As noted in paragraph 5(o.), a penalty includes, among other items, the existence of leasehold improvements or other assets whose value would be impaired by the lessee vacating or discontinuing the use of the leased property.

Note 11 – Discontinued operations, page 71

HCC Note – Partial Recovery (Charge-Off), page 73

9. We note that you received a note receivable from Havens Corners Corporation as partial consideration for your KB Toys disposition. Please clarify why the charge-off and recovery of this note were recorded within continuing operations instead of discontinued operations. In particular, please clarify why these amounts do not represent adjustments to the disposition gain or loss.

Lease Indemnifications, page 73

10. We note that you reduced your KB Toys bankruptcy lease obligation to zero as of February 2, 2008. Considering you are still obligated to perform under these obligations if presented with a valid claim, please clarify why you believe the likelihood of any additional payments for rejected KB Toys leases is remote. In doing so, please provide us with a rollforward of this liability for fiscal years 2006 and 2007 and explain in further detail each material reversal of the liability. Please also explain in further detail the nature and terms of the agreement entered into during 2007 that you believe provides a cap on your liability. Since FIN 45 applies to guarantees modified after December 31, 2002, please clarify why this agreement does not require you to recognize a noncontingent obligation to stand ready to perform under the guarantee.

Item 9A. Controls and Procedures, page 77

Changes in Internal Control Over Financial Reporting, page 77

11. We note your disclosure that "[t]here were no other changes in [y]our internal control over financial reporting…." In future filings, please revise to state clearly, if true, that there were changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and disclose those changes.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 8

12. We note that the Nominating/Corporate Governance Committee, along with your general counsel and full board, reviews all related party transactions required to be disclosed pursuant to our rules. Also, we note that you have written Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Code of Ethics for Financial Professionals that apply to all of your directors, executive officers, and other related parties. However, we note also your disclosure in the fourth paragraph of this subsection that only your full board reviews and approves "proposed" related party transactions. In future filings, please clarify and describe in greater detail all of your policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. The policies and procedures required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

13. It appears that you had no related party transactions in the first quarter of fiscal 2008 and that your only related party transactions in fiscal 2007 were with Goldman Sachs & Co. Please confirm for us that the Goldman Sachs & Co. transactions were the only related party transactions or agreements that you are required to disclose pursuant to Item 404 of Regulation S-K for the period covered by this report.

14. In connection with your transactions with Goldman Sachs & Co., you state that you paid Goldman Sachs $100 million in exchange for your common shares "under the structured shares repurchase transaction" and you also paid Goldman Sachs "three cents per share as a broker's trading commission in connection with $575 million of other share repurchase transactions." In future filings, please disclose all of the share repurchase transactions for which you paid Goldman Sachs three cents per share as a broker's commission and disclose the total amount you paid it in commissions for these broker services.

15. In future filings, please disclose whether the terms of the $100 million structured shares repurchase transaction with Goldman Sachs & Co. were comparable to terms you could have obtained from an unaffiliated third party. Also, please disclose whether the terms of the broker's commission you paid to Goldman Sachs in connection with $575 million of other share repurchase transactions were comparable to the terms you could have obtained from an unaffiliated party.

Director Compensation, page 9

Director Compensation Table, page 10

16. In footnote (1) to your table, you state that the full grant date fair value of the fiscal 2007 stock option award made to each nominee for director, computed in accordance with FAS 123R, was $120,800. However, it appears that Jeffrey P. Berger received fewer option awards than the other directors. In future filings, please disclose how the full grant date fair value of the option awards to each director was $120,800 if Mr. Berger received fewer awards.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

17. On the top of page 16, you state that Steven S. Fishman's percentage of salary at risk for 2007 was 86.6% and that the average of the other named executive officers' percentage of salaries at risk was 67.1%. Similarly, you state that Mr. Fishman's percentage at risk in 2006 was 75.6% and the average of the other named executive officers' percentages at risk in 2006 was 59.3%. In future filings, please disclose the percentage of each of your named executive officers' salaries at risk for 2007 and 2006. Also, in future filings, please disclose the reason or reasons that you chose to have varying percentages for each named executive officer generally, and why you chose the particular percentage for each named executive officer.

18. In this regard, in future filings, please explain also the reason or reasons that you chose the particular varying payout percentages for each named executive officer's target and stretch bonuses in 2007 that you disclose in the fourth paragraph on page 18. Further, on page 22 under the Equity for Fiscal 2007 subsection, please explain the reason or reasons that you chose the two-to-one stock options to restricted stock amount for Steven S. Fishman and the three-to-one amount for the other named executive officers.

Our Executive Compensation Program for Fiscal 2007, page 20

Salary for Fiscal 2007, page 21

19. You state that the salary adjustments for your named executive officers from 2006 to 2007 was "subjectively determined," but that the "increases reflected strong corporate and individual performance in 2006." In future filings, please discuss the corporate and individual performances that caused you to increase each named executive officer's base salary. If the business objectives are quantified, please specify those objectives. See Item 402 (b)(2)(v) of Regulation S-K.

20. In this subsection, you disclose the 2007 salaries of your named executive officers. However, these salaries differ from the salaries in your Summary Compensation Table. For example, on page 21, you state that Steven S. Fisher's 2007 salary was $1,025,000, but your Summary Compensation Table states that Mr. Fishman's salary for 2007 was $1,015,000. Please advise or revise in future filings.

Bonus for Fiscal 2007, page 21

21. In the second paragraph of this subsection, you state that you used "net income" to determine your bonus payout in 2007, which according to your table at the bottom of page 21 was $149,038,050. However, the financial statements in your Form 10-K for the year ended February 2, 2008 state that your net income for 2007 was $158,461,000. Therefore, in future filings, please disclose the corporate performance amount you used to calculate the annual bonuses for 2007 and discuss the manner in which you calculated that amount.

22. In this regard, you state that the specific financial measure selected by the Compensation Committee for the fiscal 2007 bonus determination was the greatest of four measures and that each measure is adjusted to remove the effect of all equitable adjustments for the unusual or non-recurring events, transactions, or accrual items set forth in the 2006 Bonus Plan. Further, you state that the measures "may be further reduced in the Committee's discretion." In future filings, please disclose whether the Compensation Committee used its discretion in determining the financial measure used for the fiscal 2007 bonus determination. If so, please discuss in greater detail the manner in which the Compensation Committee evaluated corporate performance or the executives' contributions before awarding performance-based cash incentives and discretionary cash bonuses.

Equity for Fiscal 2007, page 22

23. In the first paragraph of this subsection, you state that the Compensation Committee determines the size of the equity awards to your named executive officers in two steps. First, the Compensation Committee considers corporate performance to establish the total pool of common shares that will be made available for all equity awards to all named executive officers collectively. Second, the Compensation Committee considers each named executive officer's individual performance, his or her responsibilities, and the comparative compensation data for similar executives to determine the percentage of the total pool to award to each named executive officer. In future filings, please describe in greater detail the 2007 corporate performance goals that would establish the pool, the corporate performance as compared to the goals, and the amount of shares in the pool. Also, please describe in greater detail the manner in which the

Compensation Committee measured each named executive officer's individual performance, responsibilities, and comparative compensation data and how that measure translated into the options and restricted stock awarded to each named executive officer.

24. You state that the first trigger selected for the fiscal 2007 restricted stock award was $0.25 under the applicable financial measure and that the second trigger was $1.65 under the applicable financial measure. In future filings, please disclose the applicable financial measure to which you refer.

25. In this regard, you state that the first trigger for the fiscal 2007 restricted stock awards was met, but that second trigger was not met. In future filings, please disclose specifically in this subsection the consequences to your named executive officers' equity awards based meeting the first trigger but not the second trigger.

26. In future filings, please clarify whether the Compensation Committee has formalized any procedures regarding grants of stock options and specify the factors that will be considered in making stock option grants, if any.

Independent Compensation Consultant, page 24

27. You state that you did not retain Watson Wyatt Worldwide to provide you with specialized compensation advice for fiscal 2007, so Watson did not provide you with any other services during fiscal 2007 "[a]side from completing work at the direction of the [Compensation] Committee." In future filings, please discuss the work Watson performed for you in fiscal 2007 at the Compensation Committee's direction.

Form 10-Q for the Quarterly Period Ended November 1, 2008

28. We note that you lowered earnings guidance for the fourth quarter of 2008 and indicated on your December 5, 2008 earnings conference call that you expect the economic challenges of the retail environment to extend into 2009. Considering the ongoing economic downturn, please clarify why it appears you have not recorded any significant asset impairment charges for any underperforming stores during fiscal 2008. Please provide us with additional information regarding the assets you analyzed for impairment under SFAS 144 during fiscal 2008, the results of those tests, and the sensitivity of those results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Andrew Blume, Staff Accountant, at (202) 551-3254 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director